
November 1, 2010

Alan D. Gold
Chairman and Chief Executive Officer
BioMed Realty, L.P.
17190 Bernardo Center Drive
San Diego, California 92128

      Re: BioMed Realty, L.P.
              Form 10
              Filed October 27, 2010
              File No. 000-54089

Dear Mr. Gold:

      We have completed our review of your filing and do not have any further comments at this time.

                       Sincerely,

                       Jennifer Gowetski
                       Senior Counsel